Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Moliving Inc.
110 East 25th Street
New York, NY 10010
https://www.moliving.com/

Up to $1,235,000.00 Crowdfunding Simple Agreement for Future Equity
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Moliving Inc.
Address: 110 East 25th Street, New York, NY 10010
State of Incorporation: DE
Date Incorporated: July 21, 2017

Terms:

Convertible Promissory Notes

Offering Minimum: $15,000.00 of Crowdfunding Simple Agreement for Future Equity
Offering Maximum: $1,235,000.00 of CrowdfundingSimple Agreement for Future Equity
Type of Security Offered: Crowdfunding Simple Agreement for Future Equity
SAFE converts to Common Stock when the company raises $5,000,000.00 in a qualified equity financing.
Maturity Date: April 12, 2025
Valuation Cap: $75,000,000.00
Discount Rate: 10.0%
Annual Interest Rate: 0%
Minimum Investment Amount (per investor): $100.00

Terms of the underlying Security

Underlying Security Name: Common Stock

Voting Rights:
One vote per share.

Material Rights:

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Tier 1 | $1,000+

Invest $1,000 and receive Moliving Swag – Hat, USB and Bag

Tier 2 | $2,500+

Invest $2,500 and receive complimentary room upgrade upon availability.

Tier 3 | $5,000+

Invest $5,000 and receive 1 bottle of champagne upon check-in.

Tier 4 | $10,000+

Invest $10,000 and get friends preferential rate for life at Moliving Hotels

Tier 5 | $20,000+

Invest $20,000 and receive one investor weekend (including food, no beverage).

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. All perks occur when the offering is completed.

The Company and its Business

Company Overview

Company Overview

Moliving Inc. ("Moliving" or the "Company") is the first luxury nomadic hospitality solution aiming to democratize hotel development in a unique, sophisticated and sustainable manner.* We believe Moliving has created the first luxury mobile hotel suites that can pop up anytime and anywhere.* Being at the forefront of sustainability and technology, Moliving has created the best-case use of the real estate. Focusing on seasonal and traditionally hard-to-develop markets, Moliving offers future hoteliers and landowners the opportunity to build five-star hotels in months versus years, at a fraction of the cost of a traditional hotel. With mobility in mind, Moliving can predict seasonal demand and adjust room inventory to match demand in real time. We believe Moliving is the first hotel group with flexible inventories that can efficiently achieve and maintain peak occupancy and Average Daily Rate ("ADR") on a year-round basis.

* According to third-party institutional research

Business Model

Moliving operates as a Joint Venture partner to landowners, future hoteliers, national parks, and campgrounds. Partners contribute land and install relatively minor permanent infrastructure, and in exchange, Moliving offers its hotel operations system through its wholly-owned subsidiary, The Moliving Collection LLC ("TMC"), including management services, reservation systems, the Moliving brand and all services to efficiently operate and run a hotel in addition to the flexible inventory: The Moliving Suites. This results in lower development costs for landowners as well as a risk mitigation strategy as their sites can be more easily repurposed in case a particular site does not meet optimal efficiency. As a result, Moliving receives a management fee, in addition to a profit split of no less than 50% on the bottom line. Moliving offers JV Partners the opportunity to receive up to a 50% profit share with very low risk as they will retain land with little infrastructure work / upfront capital commitment. This results in faster development times, lower development costs, and marginal operational costs. Moliving's sustainable hotels are the industry's highest-yielding full-service hotels to date.

Moliving Inc. was originally formed as an LLC in 2017 and converted to a C-Corp in 2021.

Competitors and Industry

Competitors

Some of our competitors include ultra-luxury like Auberge, Aman Resorts, Four Seasons, One & Only, Habitas, Rosewood Hotels and Resorts, Soho House, and Six Senses. We also compete with the mobility and glamping businesses like Kasita, Autocamp, Escape, Tentrr, Getaway, and Collective Retreats, However, according to third-party institutional research, Moliving is the first of its kind and has created an entirely new segment on its own that is uniquely positioned between the "mobility/glamping" and the "ultra-luxury" spaces. Moliving is the only hospitality group that has a mobile suite specifically designed and built for the luxury hospitality demand.

People often categorize Moliving Suites as 'tiny homes', but they are not designed with kitchens and do not function as a replacement for a home or accessory dwelling units. The Moliving suites are also much larger and wider than tiny homes (Moliving Suites are over twice the size of a traditional tiny house and 50% wider).

Moliving does not sell or rent its suites as accessory dwelling units. Moliving Suites are only to be used by Moliving for Moliving's hospitality projects. Moliving operates as a Joint Venture partner to landowners, future hoteliers, national parks, and campgrounds.

Industry

The demand for outdoor hospitality and glamping sites has risen greatly over the last few years, and now, the next step seems to be for hotels to go modular. Similar to modular homes, these movable accommodations can be brought to open spaces and empty land with the goal of making development more sustainable and, ultimately, more profitable. Moliving is at the forefront of this trend and is quite literally moving hospitality in this new direction and paving the way for what the next generation of travel will look like.

Current Stage and Roadmap

Current Stage

Moliving Inc. is scheduled to open its first hotel in Upstate New York (Moliving at Hurley House) in Winter 2023 and is taking delivery of a second generation prototype of the Moliving Suites in June 2023. Moliving Inc. has seven (7) additional sites that have been secured through written agreements and are undergoing due diligence. Moliving Inc. will be taking reservations for Moliving at Hurley House approximately ninety (90) days prior to opening.

Future Roadmap

Moliving has gained strong traction and interest since launching in July 2021. While originally expected to cater to "mom and pop" type landowners, we have drawn broader interest from institutional landowners and developers. The company is heavily funded by its founders and its' seed round was led by its manufacturing partner, SGBX (Nasdaq). We believe Moliving is poised for rapid expansion and currently has seven sites in development.

The Team

Officers and Directors

Name: Jordan Maxime Bem

Jordan Maxime Bem's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: July, 2017 - Present
  Responsibilities: As Founder and CEO of Moliving, Jordan Bem is responsible for day-to-day operations and is the primary contact for the capital raise. Jordan is accruing a 100k salary.

Other business experience in the past three years:

- **Employer:** Arizona Investissements
  Title: Principal

Dates of Service: September, 2009 - Present
Responsibilities: Jordan Bem is a principal and member of Arizona – Arizona acts as a holding company for all of Jordan's investments.

Name: Hanna Margaux Bem

Hanna Margaux Bem's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Marketing Officer
  Dates of Service: July, 2017 - Present
  Responsibilities: Hanna is the chief marketing officer and is responsible for any marketing and public relations. Hanna is accruing a 100k salary.

Other business experience in the past three years:

- **Employer:** Arizona Investissements
  Title: Principal
  Dates of Service: May, 2016 - Present
  Responsibilities: Hanna Bem is a principal and member of Arizona - Arizona acts as a holding company for all of Hanna's investments.

Name: Franck Bem

Franck Bem's current primary role is with Arizona Investissements. Franck Bem currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: December, 2021 - Present
  Responsibilities: Member of the board. Franck does not receive a compensation.

Other business experience in the past three years:

- **Employer:** Arizona Investissements
  Title: Chief Executive Officer
  Dates of Service: January, 1999 - Present
  Responsibilities: Established in 1999, ARIZONA INVESTISSEMENTS owns, operates, develops and manages commercial real estate (industrial, retail, office, hotel, and multifamily) providing innovative and creative strategies and solutions. CEO and owner of Arizona Investissements S.A (Luxembourg Based Company).

Name: Victoria Jill Reeves-Bem

Victoria Jill Reeves-Bem's current primary role is with Arizona Investissements S.A. Victoria Jill Reeves-Bem currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: December, 2021 - Present
  Responsibilities: Member of the Board. Jill does not receive a compensation.

Other business experience in the past three years:

- **Employer:** Arizona Investissements S.A
  Title: Marketing
  Dates of Service: February, 2010 - Present
  Responsibilities: Jill is in charge of marketing for Arizona Investissements S.A (Luxembourg Based Company) as well as a shareholder of such company.

Name: Umar A. Sheikh

Umar A. Sheikh's current primary role is with Offit Kurman, P.A.. Umar A. Sheikh currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Corporate Secretary and Head of Business Development
  Dates of Service: December, 2021 - Present
  Responsibilities: Execute deal strategy and provide ongoing advice on company growth and objectives. Umar receives $3K in monthly compensation.

Other business experience in the past three years:

- **Employer:** Offit Kurman, P.A.
  Title: Principal Attorney
  Dates of Service: January, 2018 - Present
  Responsibilities: Umar is a principal level attorney at Offit Kurman.

Name: Anne Alice Delphine Dekker

Anne Alice Delphine Dekker's current primary role is with Hercule Consulting LLC. Anne Alice Delphine Dekker currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer
  Dates of Service: July, 2022 - Present
  Responsibilities: Anne supports the capital raise of Moliving with preparation of multi-year business plans. $2,200 a month via a contract with Snyder Simoens LLP.

Other business experience in the past three years:

- **Employer:** Hercule Consulting LLC
  Title: CFO and Strategic Advisory Services - CEO and Founder
  Dates of Service: July, 2018 - Present
  Responsibilities: Hercule Consulting is a consultant of Moliving for which Anne is the sole owner and proprietor.

Other business experience in the past three years:

- **Employer:** Snyder Simoens LLC
  Title: Attest and Tax Senior - CPA Candidate
  Dates of Service: January, 2023 - Present
  Responsibilities: Attest and Tax Senior - CPA Candidate

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the SAFE should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any SAFE purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The SAFE that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Moliving Inc. was formed on May 6th 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Moliving Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that the Moliving business plan is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Local Law Compliance

The Company's ability to open any particular hotel is dependent on obtaining approvals from state and local officials. In addition to requiring approvals, the cost and timing of such approvals can differ from the Company's projections.

The Company's principal security holder and land partner have filed a lawsuit in relation to the development area of on of the locations of Moliving.

The lawsuit alleges that Town officials have violated due process of rights of Arizona Hudson Valley LLC, Arizona Investissements US LLC and Jordan Bem in connection with Moliving's redevelopment project in Upstate New York. Arizona Hudson Valley

LLC is Moliving's land partner on that project and is an entity owned by Arizona Investissements US LLC, which is principally owned by Jordan Bem. The Defendants have filed a motion to dismiss and we are awaiting the Court's ruling. Please note that despite the lawsuit, which seeks damages in favor of the Arizona parties, redevelopment of the site is progressing.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Arizona Investissements US LLC (80.1% owned by Jordan Bem & 19.9% owned by Hanna Bem)	33,925	Common Stock	92.91%

The Company's Securities

The Company has authorized Common Stock, and StartEngine Crowdfunding SAFE (2023 offering).

Common Stock

The amount of security authorized is 750,000 with a total of 36,512 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Common Stock.

StartEngine Crowdfunding SAFE (2023 offering)

The security will convert into Common stock (please see voting proxy below) and the terms of the StartEngine Crowdfunding SAFE (2023 offering) are outlined below:

Amount outstanding: $0.00
Maturity Date: April 12, 2025
Interest Rate: 0.0%
Discount Rate: 10%
Valuation Cap: $75,000,000.00
Conversion Trigger: SAFE converts to Common Stock when the company raises $5,000,000.00 in a qualified equity financing.

Material Rights

Voting Rights of the Underlying Securities Sold in this Offering

Proxies. As a condition to the issuance of shares of the Crowdfunding Stock (the

"Securities"), the Investor agrees to the appointment of the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock;

What it means to be a minority holder

As a minority holder of a SAFE or shares of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,100,000.00
  Number of Securities Sold: 1,100
  Use of proceeds: Startup Funds
  Date: April 01, 2022
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We believe we can operate the company for a period of 2 years through contributed capital.

Foreseeable major expenses based on projections:

We foresee that inventory would be the biggest major expense based on our projections. A unit currently costs Moliving ~$250k. Assuming a 599 ADR and 65% Occ and 70% margin. Fees + 50% split = Recouped cost on approx 2.5 years. We are aiming to drop it with volume to 200K for the fully optioned keys and 150K for the bare keys.

Future operational challenges:

We believe in opening locations in the best interest of our brand and not just opening locations for the sake of opening locations. We believe in scaling the business at the right time with the right opportunities. We put our brand before everything else.

Future challenges related to capital resources:

We believe getting our first public raise off the ground will be the hardest thing.

Future milestones and events:

Once we open 'Hotel 1' we believe things will start to take off and significantly impact the company financially. This is our proof of concept and scaling our business within the U.S. In addition, goals surrounding international business operations are also fundamental factors that may significantly impact the company financially as well.

The keys are the only cost by Moliving as the costs incurred including marketing and setup would be covered by the JV partnerships.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc…)

As of February 8, 2023, the Company has capital resources available in the form of cash in the sum of $209,912.42. The Company is currently seeking a line of credit in the sum of $100,000,000.00 to finance the production of units for the next 5 years. The Company has received a term sheet for this potential line and is in negotiations with the lender. This has not been approved or finalized as of the launch of this offering.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the

total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary for the viability of the Company. Of the total funds that our Company has, access to 20% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, raises no additional funds, and has no revenue, we anticipate the Company will continue to be able to operate for approximately two (2) years. The Company has a current monthly burn rate of $50,000.00 per month for expenses related to salaries and research and development (site selection, due diligence, and unit enhancements).

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to accelerate the opening of hotels, which will lead to the Company becoming self-sustaining at a quicker pace. If the Company does not open any hotels, the Company will be operational for approximately 9 years. This is based on a current monthly burn rate of approximately $50,000.00 for expenses related to salaries, office space, inventory, R&D, marketing, and expenses related to growing the company.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including equity investments from institutional partners, a credit line (see above), and if necessary additional rounds of funding (Series B, C, D, and IPO).

Indebtedness

- **Creditor:** Arizona Investissements US LLC
  Amount Owed: $236,682.00
  Interest Rate: 0.0%
  During the years presented, the Company borrowed money from Arizona Investments USA LLC, the major shareholder. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set, the loan was classified as current.

Related Party Transactions

- **Name of Entity:** Arizona Investissements US LLC
  Names of 20% owners: Jordan Maxime Bem
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: During the previous period, the Company borrowed money from Arizona Investissements US LLC, the major shareholder. The loan bears no interest rate it will be paid back once the Company has sufficient revenue from operations to pay the same back.
  Material Terms: As of December 31, 2022, and December 31, 2021, the outstanding balance of the loan is $236,682 and $246,540, respectively.

Valuation

Valuation Cap: $75,000,000.00

Valuation Cap Details: The company determined its valuation cap at maturity in the next two years based on an analysis of multiple factors. Moliving exists in-between the ultra-luxury and outdoor hospitality space. In coming to our current valuation, we have discounted the ultra-luxury space and based the valuation on our closest competitors in the current existing outdoor hospitality space. We believe our company is uniquely positioned, has a proprietary product, has first mover advantage in the space, enjoys significant national and international press coverage, and already has a loyal following. Comparable Competitors (2-3 competitors) Autocamp is most likely the most direct competitor to Moliving. Autocamp has raised over $115 Million from institutional partners (AutoCamp Raises $115 Million for Glamping: Travel Startup Funding This Week). Autocamp is similar to Moliving in terms of development and operations, but Autocamp does not have a proprietary product; it purchases rooms from Airstream and does not have the mobility aspect that Moliving has created to maximize profitability in down seasons. They are a fixed-inventory traditional hotel operating out of airstreams. They raised this amount at a time when they had a small temporary proof of concept located near Los Angeles. They used that cash to rapidly expand, and have since opened 9 locations with many more in development. Getaway have raised over $81m (New York based Getaway secures USD 41.7 Million funds) from various institutional partners such as Starwood Capital (Getaway Raises $22.5M in Series B Funding Led by Starwood Capital Group - Getaway raises $41.7 million in Series C funding - New York Business Journal) and are valued at over $1b despite having no proprietary product. They are an operations company that utilize simple tiny homes to create "hotels" that have no infrastructure, they promote tranquility and solitude. They only have a handful of locations open to date. Habitas, is most likely the most similar competitor as they have contracted their own manufacturing lines and are operators within the ultra luxury space. Despite being mostly self funded by M. Ripley and his family, Habitas has raised over $85m (Saudi Arabia's PIF is investing in a luxury, sustainable hotel chain - Bloomberg) with a valuation that has not been disclosed but is rumored to be over $1B. They currently have 9 properties with only 1 in the USA. Notwithstanding the similarities (ultra luxury, modular manufacturing), the differences are stark in that Habitas does not utilize mobility as part of their business plan and have opened at least one location without any of their modular units (catskill region). Value of IP & Assets Moliving has not included the value of IP or other assets when making this valuation determination. We have not sought patent protection in regards to the design of the Moliving Suite (opting to contractually protect disclosure of such design elements). Further, while Moliving has won numerous industry awards, we do not believe our brand has gained enough strength for it to be material in any current valuation. Moliving does include the value of completed Moliving Suites as assets in its financial statements. Success of Management Experienced Leadership: team of seasoned hospitality operators, billions of dollars of transactions, stellar advisory board: Jordan Bem | Founder & CEO of Moliving Inc. - began his real estate and private equity career at a very young age by joining Arizona Investissements SA. He grew into the business vertically, contributing to the growth of Arizona Investissements SA's portfolio of prime International assets to over 2 million square feet. Jordan also worked for AXA, Cofinance Inc., and Carlton Strategic Ventures. He has acquired, developed, managed, and syndicated billions in deals across various markets. Agustin Desintonio | Head of Hospitality Operations of Moliving Inc. - With over 35 years of experience within the hospitality industry, Agustin has held senior leadership roles with leading groups such as Viceroy, Four Seasons, Intercontinental, and Starwood. During his tenure with Four Seasons, he supported operational initiatives at multiple properties including Aviara, Houston, Beverly Wilshire, Maui as well as the opening of the Four Seasons St. Louis. While at Starwood, Agustin assisted with the opening of the first 'W' Hotel. Steven Chen | Head of Design of Moliving Inc. - started his career at Gluck+, practicing design / build and managing high-end custom residential and institutional projects. Steven then led the design and development of an international prefab company, Cocoon9, specializing in unique residential, hospitality, and retail projects. At Cocoon9, he developed various prefab technologies and building systems from flexible multi-use individual units to large scale, multi-story structures. Steven also has worked for NeueHouse and Fotografiska creating high design membership and co-working spaces. Hanna Bem | Chief Marketing Officer of Moliving Inc. - LVMH and Kering as well as in the hospitality industry for over 9 years. She started in hospitality at SBE in marketing, followed by the Dorchester Collection in Public Relations and Sales. She then developed the brand and culture of Spring Place since inception both in New York and Beverly Hills. Mason Denny | Head of Unit Production of Moliving Inc.- Fifteen years of experience in Project Management and Customer Relations Mason has been able to create and maintain lifelong relationships in construction and manufacturing across the country. Throughout Mason's career, he has been present throughout the lifecycle of construction and management of both modular and traditional assets. From being a project manager for PowerHouse Retail Services to operations manager for Industrial Truck and Equipment Coatings and business development manager at SG Echo. Anne Dekker | Chief Financial Officer of Moliving Inc. - more than 24 years of experience in finance and business development in the hospitality industry. After starting her career at Deloitte, she joined Accor Hotels where she stayed for 14 years, holding various international positions, from Consolidation Accountant to Chief Financial Officer for the Benelux. She has been involved in strategic projects for the group, like the roll-out of a new global financial system, the sale of Motel 6 to Blackstone, and the restructuring of the portfolio in the Netherlands. Anne worked then for Food and Beverage companies (Sodexo, Le Duff America, Boqueria Restaurants, Paris Baguette) where she has been able to sharpen her CFO leadership skills in smaller but high-growth environments. Umar A. Sheikh | Legal Council of Moliving Inc. - over 20 years of practical experience in all aspects of real estate law, including purchase and sales, financing, zoning, land use, joint ventures, development, and leasing. In addition, he currently serves as outside general counsel to numerous family offices, small to midsize companies as well as Chair of Offit Kurman's Real Estate Law and Transaction group. Cari Nogas | Communications Strategist of Moliving Inc. - over a decade of expertise in public relations, media relations, strategy, and creative marketing for various sectors including real estate, luxury lifestyle, hospitality, travel, consumer products, business, beauty, fashion, entertainment, design, and more. Current Traction Moliving currently has multiple sites in development and has a strong pipeline of potential locations. The most notable current sites in development are: upstate New York (Catskills region), Florida (West Palm Beach region), California (Joshua Tree region and Coachella region), South Carolina (Oconee County), Mexico (Cabo region), and Iceland. Previous Sale of Securities Moliving's valuation during its seed round, which was led by Nasdaq-listed SGBX, was $40 million (pre value). The prior valuation was primarily based on Moliving's proprietary mobile hotel Suite, a robust and innovative business plan, a strong leadership team, with only one location in development. Since the opening of that round (in January 2022), Moliving has added to its leadership team and now has multiple sites in various stages of development, with a location in upstate New York scheduled to open winter 2023-2024.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fee*
  94.5%
  StartEngine Service Fee

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  25.0%
  We will use 25% of the funds raised for market and customer research, new

product development and market testing.

- *Company Employment*
  25.0%
  We will use 25% of the funds to hire key personnel for daily operations. Wages to be commensurate with training, experience and position.

- *Working Capital*
  44.5%
  We will use 44.5% of the funds for working capital to cover expenses related to travels, professional fees (legal, accounting, public relations) as well as ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.moliving.com/ (www.moliving.com/investor/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section

4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/moliving

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Moliving Inc.

[See attached]

MOLIVING INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Moliving, Inc.
New York, New York

We have reviewed the accompanying financial statements of Moliving, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

February 7, 2023
Los Angeles, California

MOLIVING INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	276,376	$	164
Prepaids and Other Current Assets		21,932		-
Total Current Assets		**298,308**		**164**
Property and Equipment, net		211,818		142,865
Total Assets	$	**510,126**	$	**143,029**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	13,260	$	-
Credit Cards		36,217		-
Shareholder Loan		236,682		246,540
Other Current Liabilities		270,805		-
Total Current Liabilities		**556,964**		**246,540**
Total Liabilities		**556,964**		**246,540**
STOCKHOLDERS EQUITY				
Common Stock		365		351
Additional Paid in Capital		913,697		13,712
Subscription Receivable		(100,000)		-
Members' Eqity		-		-
Retained Earnings/(Accumulated Deficit)		(860,901)		(117,573)
Total Stockholders' Equity		**(46,838)**		**(103,511)**
Total Liabilities and Stockholders' Equity	$	**510,126**	$	**143,029**

See accompanying notes to financial statements.

MOLIVING INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2022**		**2021**
(USD $ in Dollars)				
Net Revenue	$	-	$	-
Cost of Goods Sold		-		-
Gross profit		-		-
Operating expenses				
General and Administrative		739,435		31,201
Sales and Marketing		7,974		11,267
Total operating expenses		747,409		42,467
Operating Income/(Loss)		(747,409)		(42,467)
Interest Expense		-		2,494
Other Loss/(Income)		(4,082)		-
Income/(Loss) before provision for income taxes		(743,327)		(44,961)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(743,327)**	**$**	**(44,961)**

See accompanying notes to financial statements.

MOLIVING INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Amount	Additional Paid In Capital	Members' Equity	Retained earnings/ (Accumulated Deficit)	Subscription Receivable	Total Shareholder Equity
Balance—December 31, 2020		$ -	$ -	14,062	$ (72,612)	$ -	(58,550)
Conversion from LLC into Corporation	35,050	351	13,712	(14,062)			-
Net income/(loss)					(44,961)	-	(44,961)
Balance—December 31, 2021	35,050	351	13,712	-	$ (117,573)		$ (103,511)
Issuance of Stock	1,463	15	899,985			$ (100,000)	800,000
Net income/(loss)					(743,327)		(743,327)
Balance—December 31, 2022	36,513	$ 365	$ 913,697	$ -	$ (860,901)	$ (100,000)	$ (46,838)

See accompanying notes to financial statements.

MOLIVING INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(743,327)	$	(44,961)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Prepaids and Other Current Assets		(21,932)		-
Accounts Payable		13,260		-
Credit Cards		36,217		-
Other Current Liabilities		270,805		-
Net cash provided/(used) by operating activities		**(444,977)**		**(44,961)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(68,953)		(28,909)
Net cash provided/(used) in investing activities		**(68,953)**		**(28,909)**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from issuance of stock		800,000		-
Shareholder Loans		(9,858)		73,871
Net cash provided/(used) by financing activities		**790,142**		**73,871**
Change in Cash		276,212		-
Cash—beginning of year		164		164
Cash—end of year	$	**276,376**	$	**164**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	2,494
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

MOLIVING INC.

1. NATURE OF OPERATIONS

Moliving Inc. was incorporated on July 21, 2017, in the state of Delaware as Limited Liability Company under the name Moliving LLC. On May 6, 2021, the company converted from LLC into Corporation and the name of the company has been changed to Moliving Inc. The financial statements of Moliving Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, New York.

Moliving operates as a Joint Venture partner to landowners, future hoteliers, national parks, and campgrounds. Partners contribute land and install relatively minor permanent infrastructure. In exchange, Moliving offers through its wholly owned subsidiary, The Moliving Collection LLC ("TMC"), its hotel operations system, including management services, reservation systems, the Moliving brand and all services to efficiently operate and run a hotel as well as the "flexible inventory": The Moliving Suites. Moliving offers its Joint Venture Partners the ability to have a fully operating hotel in months versus years and at a fraction of the cost of conventional builds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the term of Joint venture agreements using the straight-line method for financial statement purposes.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Moliving, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from providing its hotel operations system, including management services, reservation systems, the Moliving brand and all services to efficiently operate and run a hotel as well as the "flexible inventory": The Moliving Suites.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021 amounted to $7,914 and $11,267, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 7, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements.

The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Prepaid Insurance	21,932	-
Total Prepaids and Other Current Assets	$ 21,932	$ -

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Payroll Liabilities	210,022	-
Payroll Taxes Liabilities	60,783	-
Total Other Current Liabilities	$ 270,805	$ -

4. PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Furniture and Equipment:Prototype	$ 211,818	$ 142,865
Property and Equipment, at Cost	211,818	142,865
Accumulated depreciation	-	-
Property and Equipment, Net	$ 211,818	$ 142,865

No depreciation expenses for property and equipment in fiscal year 2022 and 2021.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 45,000 shares of Common Stock with a par value of $0.01. As of December 31, 2022, and December 31, 2021, 36,513 shares and 35,050 shares have been issued and are outstanding, respectively.

6. DEBT

Shareholders' Loans

During the years presented, the Company borrowed money from Arizona Investments USA LLC, the major shareholder. The details of the loans from the owners are as follows:

	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2022			For the Year Ended December 2021		
Owner				Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Arizona Investissements US LLC	$ 246,540	0.00%	Maturity is not set	$ 236,682	$ -	$ 236,682	$ 246,540	$ -	$ 246,540
Total				$ 236,682	$ -	$ 236,682	$ 246,540	$ -	$ 246,540

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set, the loan was classified as current.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (204,415)	$ (12,364)
Valuation Allowance	204,415	12,364
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (216,779)	$ (12,364)
Valuation Allowance	216,779	12,364
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $165,541, and the Company had state net operating loss ("NOL") carryforwards of approximately $51,239. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

8.   RELATED PARTY

During the previous period, the Company borrowed money from Arizona Investments USA LLC, the major shareholder. The loan bears no interest rate it will be paid back as soon as the Company has raised money or converted into equity. As of December 31, 2022, and December 31, 2021, the outstanding balance of the loan is $236,682 and $246,540, respectively.

9.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through February 7, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $747,409, an operating cash flow loss of $444,977, and liquid assets in cash of $276,376, which is less than a year's worth of cash reserves as of December 31, 2022. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



Moliving is not live or open to the public at this moment.

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INVEST IN MOLIVING TODAY!

The First Luxury Nomadic Hospitality Groups

Moliving offers a unique and scalable solution to landowners: from design to engineering, permitting, construction and operations, Moliving takes care of the entire hotel process for its landowner-partners to open a hotel in a fraction of the time and cost. As a part of the solution, Moliving created the first luxury mobile suites, allowing each property to operate at peak efficiency and profitability. Moliving's first hotel is set to open Winter 2023 – Moliving is currently pre revenue – but has multiple hotels in the pipeline since launching in 2021, Moliving is gearing up for rapid expansion.

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

MOLIVING
We believe Moliving Inc. is
The World's First Luxury Nomadic Hospitality Group

$0 Raised

OVERVIEW | ABOUT | TERMS | PRESS | DISCUSSION | INVESTING FAQS

REASONS TO INVEST

- Experienced Leadership: team of seasoned hospitality operators, billions of dollars of transactions, stellar advisory board, numerous industry awards including Best New Brand and Startup of the Year, and global press including Forbes, CNTraveler, and Bloomberg.
- Strong Pipeline and Institutional Backing: With multiple hotels in development, many more in the pipeline and institutional debt to accelerate growth. Moliving's unique model has proven to be extremely attractive to landowners that wish to monetize their underutilized assets with reduced capital requirements compared to traditional hotels.
- First Mover Advantage: Moliving is currently in the pre-revenue intersection of the "mobility/glamping" and "ultra luxury" spaces. Moliving is at the forefront of the outdoor recreation industry that is starting to attract institutional interest.

Invest Now
10% Discount Rate

RAISED	INVESTORS
$0	0
MIN INVEST	VALUATION CAP
$100	$75M

THE PITCH

Moliving Inc. is the first luxury nomadic hospitality group that can pop up anytime and anywhere. Being at the forefront of sustainability and technology, Moliving has created the best-case use of real estate. Focusing on seasonal and traditionally hard to develop markets, Moliving offers future hoteliers and landowners the opportunity to build hotels in months versus years, at a fraction of the cost of a traditional hotel. With mobility in mind, Moliving can predict seasonal demand and adjust room inventory to match demand in real time. Moliving is the first hotel groups that can efficiently achieve and maintain peak occupancy and Average Daily Rate ("ADR") on a year-round basis. In addition to winning Hospitality Design's best New Brand Launch in 2022, Moliving has won numerous accolades including a Platinum TITAN Business Award for Hospitality, the Gold Stevie Award for Startup of the Year, two Gold Awards from the MUSE Hotel Awards, and was selected as the winner for Emerging Hotel Concept by the Gold Key Awards.

Moliving: Luxury, Nomadic Hospitality

Moliving has taken the traditional luxury hospitality model and rebuilt it from scratch, prioritizing efficiency, sustainability, and profitability. Moliving has created the best case use of real estate by developing a turnkey solution that streamlines every aspect of constructing and operating a hotel - from design, manufacturing, and installation to hospitality operations. Moliving operates as a Joint Venture partner for landowners. These landowners provide land and permanent infrastructure in the form of social areas (food and beverage, spa, event spaces). In exchange, Moliving offers its range of brand services as well as its proprietary flexible inventory system: The Moliving Suites. Landowners have a lower development cost basis, reduced risk, and a profit split (post expenses). With Moliving's unique formula, Moliving can operate each site at peak efficiency, while systematically providing the true ultra-luxury experience expected by our discerning guests.



The MOLIVING Suite
A Modern Take on the Traditional Hospitality Model

*The above is an actual operational Moliving Hotel Suite pictured on our development site in upstate New York, scheduled to be open for business in Winter 2023.

The Moliving Suite is a revolution in the world of hospitality, blending mobility and luxury like never before. Designed by Moliving and manufactured locally with sustainable materials in order to reduce carbon footprint, the Moliving Suite is the first truly mobile luxury hospitality suites making hotels with adjustable inventory a reality. The Moliving Suite is the perfect platform for all guests, whether you are traveling solo, as a couple, or with your family. The modular design of the Moliving Suites allows for customization and scalability. The Moliving Suites can be customized to fit the location and desired use, ensuring that every stay is a truly bespoke and unforgettable experience. The Moliving Suites can be manufactured in months, allowing locations to rapidly scale to demand.



A Fully Operating Hotel in Months
at a Fraction of the Cost







BEACH
STYLE

*The above is an actual operational Moliving Hotel Suite pictured on our development site in upstate New York, scheduled to be open for business in Winter 2023.

Overall, Moliving offers the ability to have a fully operating hotel in months versus years - and at a fraction of the cost of conventional builds. Moliving has the ability to adapt room inventory to demand in real time, resulting in peak operational efficiencies and profitability. Did we mention we believe that Moliving are the first and only to be doing this?

THE PROBLEM & OUR SOLUTION

Disrupting the Hospitality Industry

Challenges in the traditional hospitality space include seasonality, fixed room capacity, and the pitfalls of construction. Not to mention, traditional construction accounts for 40% of annual global CO_2 (source).



The Traditional Hospitality Space is
Riddled with Challenges

*The above is an actual operational Moliving Hotel Suite pictured on our development site in upstate New York, scheduled to be open for business in Winter 2023.

Moliving develops and operates hotels with flexible inventories that can efficiently achieve and maintain peak occupancy and Average Daily Rate ("ADR") on a year-round basis, thanks to our unique advantages.



MOBILE DESIGN
Moliving Suites are designed, engineered, and built to be relocated to any place at any time and positioned on any terrain
ADJUSTABLE INVENTORY
Moliving Hotels provide the ability to adjust room supply based on demand, maximizing occupancy and returns
CONTROLLED MANUFACTURING
Moliving Suites are manufactured locally, offsite. They are constructed to meet the highest quality standards, while ensuring a fixed cost and average construction timeline of 3 to 5 months
SUSTAINABILITY
Constructed locally, Moliving Suites are built with many local, recycled, eco-friendly materials, produce renewable energy via solar panels, and recirculate greywater to save water.
MULTIFACETED DEVELOPMENT
Utilizing a revolutionary flatline management model. Moliving Hotels' staffing system can adapt across diverse sites and locations, leading to unrivaled operational margins.

*The above is an actual operational Moliving Hotel Suite pictured on our development site in upstate New York, scheduled to be open for business in Winter 2023.

Moliving is changing the traditional hotel industry by leveraging real-time data analysis to accurately forecast demand and adjust room inventory accordingly. This approach maximizes revenue during high seasons and reduces operational costs during off-seasons, enabling us to maintain peak occupancy and average daily rate (ADR) all year while enhancing the guest experience with our signature blend of creativity and customization.

THE MARKET & OUR TRACTION

Creating An Entirely New Market Segment

The demand for outdoor hospitality and glamping sites has surged in the past few years (source). With the trend shifting towards modular builds, we believe Moliving's innovative brand and solution caters precisely to this need, positioning Moliving as a frontrunner in this emerging space.


A Rising Demand in Outdoor Hospitality Hotels and Glamping Sites
Modular Hotels are Next in Line

*The above is an actual operational Moliving Hotel Suite pictured on our development site in upstate New York, scheduled to be open for business in Winter 2023.

Since its launch in 2021, Moliving has multiple hotels in its development pipeline that are projected to open within the next 36 to 48 months, with additional sites being vetted daily. Our primary manufacturing partner (and investor), Safe & Green Holding Corp (Nasdaq: SGBX), has committed to scaling manufacturing operations to meet demand from Moliving. SGBX CEO, Paul Galvin, sits on Moliving's advisory board, together with various industry experts, including Jason Pomeranc of SIXTY Hotels.

Moliving's strategic vision has been recognized throughout the industry. Moliving's accolades include:


An Award Winning Hospitality Group
BOUTIQUE design
MUSE HOTEL AWARDS
hospitality design awards
THE AMERICAN BUSINESS AWARDS®
TITAN WOMEN IN BUSINESS AWARDS

- The Platinum TITAN Business Award for Hospitality in the Company & Organization category (source)
- The Gold Stevie Award in the Startup of the Year / Business Service Industry category at the 20th Annual American Business Awards (source)
- Two gold awards from the MUSE Hotel Awards: World-Class Eco/Green Hotel and Architecture Design (source)
- Winner for the "New Brand Launch" category at the 18th Annual Hospitality Design Awards (source)
- Winner for Emerging Hotel Concept by the Gold Key Awards (source)
- Jordan Bem, CEO of Moliving, was nominated as the second most influential and innovative leaders across travel, hospitality and real estate by International Hospitality Media's Limited: "2022 Ones to Watch in the Year Ahead" (source)

- Media Limited "2022 Ones to Watch in the Year Ahead" (source)
- Hanna Bem, CMO of Moliving, also received the 2022 TITAN Women in Business Award for Female Entrepreneur of the Year (source)



Breaking Down Barriers in Conventional Hotel Development



*The above is an actual operational Moliving Hotel Suite pictured on our development site in upstate New York, scheduled to be open for business in Winter 2023.

Moliving is driven by the principle that nature itself is the centerpiece of every experience. We strive to preserve our planet and our natural resources, through our sustainable practices and spreading awareness, without compromising the guest experience. We believe that true hospitality involves harmoniously coexisting with nature, which is why we place a strong emphasis on protecting the natural surroundings of our hotels. We are dedicated to making a positive impact on the environment through our efforts to harness renewable energy, recycle greywater, source locally-grown food, and eliminate single-use plastic. This commitment to achieving the highest sustainability standards speaks to our unwavering dedication to delivering exceptional travel experiences, while being conscious of our impact on the planet.

Moliving's commitment for excellence to our guests extends to its joint-venture partners and its investors. As technology continues to revolutionize the hospitality industry, Moliving is at the forefront of this transformation. Moliving's cutting-edge hotels boast flexible inventory, real-time demand response, and, most importantly, aim to democratize the industry. Moliving is committed to operational excellence and sustainability, striving to make a positive impact on local communities and preserving the planet for future generations.

Seek the moment and join the movement with Moliving.

ABOUT

HEADQUARTERS
110 East 25th Street
New York, NY 10010

WEBSITE
View Site

Moliving offers a unique and scalable solution to landowners: from design to engineering, permitting, construction and operations, Moliving takes care of the entire hotel process for its landowner-partners to open a hotel in a fraction of the time and cost. As a part of the solution,

Moliving created the first luxury mobile suites, allowing each property to operate at peak efficiency and profitability. Moliving's first hotel is set to open Winter 2023 – Moliving is currently pre revenue – but has multiple hotels in the pipeline since launching in 2021, Moliving is gearing up for rapid expansion.

TEAM

Jordan Bem
Co-Founder & Chief Executive Officer

Jordan Bem founded Moliving. Born in Paris, France, he began his real estate and private equity career at a very young age by joining Arizona Investissements SA. He grew into the business vertically, contributing to the growth of Arizona Investissements SA's portfolio of prime International assets to over 2 million square feet.

Jordan also worked for AXA, Cofinance Inc., and Carlton Strategic Ventures. He has acquired, developed, managed, and syndicated billions in deals across various markets.





Stacey Shoemarker Rauen
Hospitality Design Magazine | Advisor (Part-Time)

Stacy Shoemaker Rauen is the Senior Vice President of the Design Group at Emerald, a leading tradeshow and media company. At Emerald, she oversees multiple brands in the healthcare, hospitality, commercial, and residential design spheres, including Hospitality Design magazine and HD Expo; Contract magazine; ICFF; Boutique Design magazine and BDNY; Environments for Aging magazine and EFA Expo & Conference; and Healthcare Design magazine and HCD Expo & Conference. A well-respected and talented editor and writer, Shoemaker Rauen is the editor in chief of Hospitality Design magazine and the Vice President of the Hospitality Design (HD) Group.



Agustin Desintonio
Head of Hospitality Operations

With over 35 years of experience within the hospitality industry, Agustin has held senior leadership roles with leading groups such as Viceroy, Four Seasons, Intercontinental, and Starwood. During his tenure with Four Seasons, he supported operational initiatives at multiple properties including Aviara, Houston, Beverly Wilshire, Maui as well as the opening of the Four Seasons St. Louis. While at Starwood, Agustin assisted with the opening of the first 'W' Hotel.





Steven Chen
Head of Design

Steven Chen started his career at Gluck+, practicing design / build and managing high-end custom residential and institutional projects. Steven then led the design and development of an international prefab company, Cocoon9, specializing in unique residential, hospitality, and retail projects. At Cocoon9, he developed various prefab technologies and building systems from flexible multi-use individual units to large scale, multi-story structures. Steven also has worked for NeueHouse and Fotografiska creating high design membership and co-working spaces.





Hanna Bem
Co-Founder & Chief Marketing Officer

With her international upbringing in France and America, Hanna has used her bilingualism to its advantage in the luxury industry working at LVMH and Kering as well as in the hospitality industry for over 9 years. She started in hospitality at SBE in marketing, followed by the Dorchester Collection in Public Relations and Sales. She then developed the



Mason Denny
Head of Unit Production (Part-Time)

Mason Denny is the head of Moliving's Unit Production located in Durant, OK. Mason has a passion for building lifelong relationships and start-up companies. With fifteen years of experience in Project Management and Customer Relations Mason has been able to create and maintain lifelong relationships in construction and manufacturing across the country.



Anne Dekker
Chief Financial Officer (Contract)

Anne has more than 24 years of experience in finance and business development in the hospitality industry. After starting her career at Deloitte, she joined Accor Hotels where she stayed for 14 years, holding various international positions, from Consolidation Accountant to Chief Financial Officer for the Benelux.

brand and culture of Spring Place since inception both in New York and Beverly Hills.



Throughout Mason's career, he has been present throughout the lifecycle of construction and management of both modular and traditional assets. From being a project a manager for PowerHouse Retail Services to operations manager for Industrial Truck and Equipment Coatings and business development manager at SG Echo, there is no task in the modular construction space that remains unturned.

She has been involved in strategic projects for the group, like the roll-out of a new global financial system, the sale of Motel 6 to Blackstone, and the restructuring of the portfolio in the Netherlands. Anne worked then for Food and Beverage companies (Sodexo, Le Duff America, Boqueria Restaurants, Paris Baguette) where she has been able to sharpen her CFO leadership skills in smaller but high-growth environments. Anne graduated with an MBA from a top-tier French university, Paris-Dauphine PSL.



Umar A. Sheikh
Corporate Secretary, Head of Business Development and Outside Legal Counsel

With a passion for "dirt" law, Umar has over 20 years of practical experience in all aspects of real estate law, including purchase and sales, financing, zoning, land use, joint ventures, development, and leasing. In addition, he currently serves as outside general counsel to numerous family offices, small to midsize companies as well as Chair of Offit Kurman's Real Estate Law and Transaction group.



Cari Nogas
Communications Strategist (Part-Time)

Cari Nogas is a seasoned communications strategist with over a decade of expertise in public relations, media relations, strategy, and creative marketing for various sectors including real estate, luxury lifestyle, hospitality, travel, consumer products, business, beauty, fashion, entertainment, design, and more. With a keen understanding of what drives, inspires, and influences, Cari creates innovative high-impact media campaigns that deliver strong ROI and results that move the needle.

Cari is an expert at crafting and delivering the messages of brands to the media, investors, and consumers alike. Consistently cultivating innovative campaigns and results-driven marketing initiatives, she is passionate about cutting-edge relevancy, strategy, and creativity. Her strong relationships with key press and industry influencers, paired with her knowledge and love of media, has led her to secure a plethora of top-tier features and profiles for clients.



Paul Galvin
Advisor | SG Blocks (Part-Time)

Paul M. Galvin is the Founder, Chairman & CEO of Safe & Green Holdings Corp. (NASDAQ: SGBX). Mr. Galvin brings over 3 decades of experience developing and managing real estate, including residential condominiums, luxury sales and market rate and affordable rental projects. Paul's work has included an emphasis on housing and affordable housing, disruptive business models and creating self-sustaining ecosystems. Other areas of work include social housing and services, medical care for underserved communities and issues affecting quality of life. Mr. Galvin holds a Bachelor of Science in Accounting from LeMoyne College and a Master's Degree in Social Policy from Fordham University. He was formerly an adjunct professor at Fordham University's Graduate School of Welfare.





Jason Pomeranc
Advisor | SIXTY Hotels (Part-Time)

Since the opening of his first hotel, 60 Thompson, Jason Pomeranc has applied his unique vision and innate, cultural sensibility to the development of provocative and cutting-edge experiences within the global landscape of lifestyle hotels. Through his selection of world-class collaborators in restaurants, nightlife, art, branding and design, Jason has established himself as the creative force behind multiple burgeoning brands, and a formidable source of innovation in the industry. Over the past decade, Thompson Hotels expanded to twelve hotels nationally and internationally, and ultimately merged in October of 2011 with Joie de Vivre hospitality. With this



Laura Maniec Fiorvanti
Advisor | Corkbuzz (Part-Time)

Laura Maniec Fiorvanti is one of 33 females in the world to achieve the title, Master Sommelier. Laura is the owner of Corkbuzz Restaurant and Wine Bar which has locations in Union Square & Chelsea Market, New York.

Fiorvanti's fresh approach to wine has made Corkbuzz a destination for expert and novice drinkers alike and earned her recognition as both a sommelier and entrepreneur. She directs every aspect of her businesses from scouting locations to design, development and construction and all the way to marketing, mentoring and teaching wine classes. Since opening Corkbuzz, The Wall Street Journal



Kevin Rohani
Advisor | CAMO (Part-Time)

Kevin Rohani is a seasoned Lifestyle Hospitality Executive with 15+ years in the hotel and food & beverage space . Rohani served as Head of Development for Accor's Lifestyle Portfolio upon Accor's acquisition of SBE. Accor powers the business of hospitality with a holistic ecosystem of more than 30 brands, 80 partnerships, and more than 5,000 hotels in 110 countries. Prior to Accor, Kevin served as Senior Vice President of Development for SBE, a leading international hospitality group that develops, manages and operates award-winning global hospitality brands. Rohani was responsible for company growth, the sourcing of new hotel, F&B and branded residence projects in targeted

Joie de vivre hospitality. With this unique merger, Jason co-created Commune Hotels & Resorts and served as co-chairman, developing and acting as creative director of all of the companies' new projects. In August of 2013, Jason sold his interests in the Thompson brand and Commune Hotels, reclaiming the original properties within the Thompson collection (60 Thompson, 6 Columbus, Thompson LES and Thompson Beverly Hills) as his own.

Honoring an insatiable commitment to authenticity and innovation, Jason, along with his brothers Michael and Larry Pomeranc, launched his new company, SIXTY Hotels, in August of 2013. SIXTY Hotels is currently comprised of SIXTY SoHo, SIXTY LES, 6 Columbus, SIXTY Beverly Hills and, most recently announced, The Nautilus South Beach, A SIXTY Hotel in Miami Beach, with more properties to come.



called Laura the "It Girl" of the New York wine scene, Crain's New York Business honored her as one of their "40 Under 40," Food & Wine Magazine named her one of 2013's "Sommeliers of the Year" and Wine Enthusiast included her in their list of "Top 40 Tastemakers under 40."

residence projects in targeted global markets while leveraging his extensive owner, investor and developer relationships. Rohani started his career in hospitality with SBE back in 2010, where he focused on hotel operations and development aiding in the opening of SLS Las Vegas Hotel & Casino and SLS Hotel South Beach among other projects. He has experience in portfolio expansion, hotel operations, development, design and architecture. Kevin also supported SBE's residential platform with 1,300 branded residential units sold to date, valued at $2 billion, with another $2 billion in the pipeline. Rohani has also served as Vice President of Development at Dream Hotel Group focusing on global hotel opportunities in Europe, Central America, Canada and the USA. Prior to his time at DHG, Kevin worked for Gensler, an award-winning global integrated architecture, design, planning and consulting firm.





Alex Spiro
Advisor | Quinn Emmanuel LLP (Part-Time)

Alex Spiro is a partner based in the firm's New York office, where he serves as Co-Chair of the Investigations, Government Enforcement & White Collar Defense Practice. Mr. Spiro is a graduate of Harvard Law School. As a Manhattan prosecutor, among other cases, Mr. Spiro helped indict and convict Rodney Alcala, the "Dating Game" serial killer, for two New York murders in the 1970s, and, convicted, at trial, serial murderer Travis Woods. He also worked with the Conviction Integrity Unit investigating potential wrongful convictions. Mr. Spiro has, as lead counsel, tried well over 50 cases to verdict. Notably, over the last several years, he has secured a string of significant verdicts for his clients in both federal and state court.

Alex's practice area spans nearly every type of litigation or dispute across the globe. Mr. Spiro has handled and tried cases across the country and Europe, and has litigated cases involving white collar and regulatory issues, defamation and 1st Amendment law, securities, complicated financial matters, intellectual property, bankruptcy, etc. He has also overseen an array of complex investigations that include companies in a wide range of issues and industries.

In addition, Mr. Spiro has served on the faculty of Harvard's Trial Advocacy Program, a lecturer at Harvard Law School, and is Chairman of the Board of Harvard's criminal justice initiative - The Fair Punishment Project. He also serves as Counsel to the Reform Alliance.

TERMS

Moliving

Overview

INTEREST RATE
0%

VALUATION CAP ⓘ
$75M

AMOUNT RAISED ⓘ
$0

Breakdown

MIN INVESTMENT ⓘ
$100

OFFERING TYPE
Simple Agreement for Future Equity

DISCOUNT RATE ⓘ
10.0%

TYPE OF EQUITY
Common Stock

CONVERSION TRIGGER
$5,000,000

SEC Recent Filing	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

What is a SAFE Agreement?
A Crowdfunding Simple Agreement for Future Equity (Crowdfunding SAFE) offers you the right to receive Common Stock in Moliving. The amount of Common Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $5,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $75,000,000.00 Valuation Cap or if less, then you will receive a 10.00% discount on the price the new investors are paying. You will receive no interest on your investment. When the maturity date is reached, if the Crowdfunding SAFE has not converted then you are entitled to receive Common Stock equal to your investment back at a price per security by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Investment Incentives**

Tier 1 | $1,000+

Invest $1,000 and receive Moliving Swag – Hat, USB and Bag

Tier 2 | $2,500+

Invest $2,500 and receive a complimentary room upgrade upon availability.

Tier 3 | $5,000+

Invest $5,000 and receive 1 bottle of champagne upon check-in.

Tier 4 | $10,000+

Invest $10,000 and get friends preferential rate for life at Moliving Hotels

Tier 5 | $20,000+

Invest $20,000 and receive one investor weekend (including food, no beverage).

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. All perks occur when the offering is completed.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

PRESS

Forbes

New York Startup Moliving Is Designing Sustainable, Modular Hotel Units That Feel Like A Five-Star Hotel

View Article

Business Insider

A New York Startup Creating $150,000 Off-Grid Modular Portable Hotel Rooms Is Opening its First Resort Near NYC – See What It'll Be Like

View Article

Hospitality Design

Hospitality Brands Take Initiative on Sustainability

View Article

dwell

The Top 10 Prefab Homes of 2022

View Article

Crain's New York Business

These Siblings Are Pioneering A New Kind of Luxury Hotel

View Article

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Campaign Video

Things just take way too long. We're living in a world where people are craving on demand and immediate results. Hotels generally take years to build, and the industry has been looking for a way to accelerate the process, but no one's been able to pull it off until now. Companies have tried repurposing RVs, using shipping containers as hotel rooms, but early on, it was clear to us that no one has been able to create the true luxury hotel experience customers crave with the mobility seasonal owners actually need. So we started over and created a product entirely from scratch that's tailor-made specifically for the hospitality industry.

Moliving is the first true ultra-luxury hotel solution that can be quickly and efficiently relocated. To achieve peak occupancy on a year-round basis, moliving builds hotels in months versus years, while producing a fraction of the carbon footprint of a traditional hotel. We allow property owners in both seasonal and traditional high barrier-of-entry locations to monetize their underutilized land. With Moliving's adjustable inventory, our hotels could be easily expanded or contracted to maximize revenue and minimize operational costs.

It's really amazing what we get to do. We're utilizing our proprietary technology and building methods to actively solve problems faced by the traditional and frankly archaic hotel and construction industries. Moliving is more than just a concept. We're a fast-growing company changing the way hotels are viewed, designed, developed, and experienced.

We're proud to be the first truly mobile luxury hotel producer and operator.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.